Issuer Free Writing Prospectus, dated March 27, 2008
Filed by: Entertainment Properties Trust pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-140978
3,000,000 Shares
Entertainment Properties Trust
9.00% Series E Cumulative Convertible Preferred Shares
Liquidation Preference $25.00 per Share
This information supplements the information contained in the preliminary prospectus supplement dated March 26, 2008 to the prospectus dated February 27, 2007.

Issuer:	Entertainment Properties Trust

Security Type:	Convertible Perpetual Preferred

Securities Offered:	3,000,000 shares, all primary

Over-allotment Option:	450,000 shares, all primary

Public Offering Price:	$25.00 per share

Ranking:	Preferred

Distribution:	9.00% per year (equivalent to $2.25 per year per share)

First Distribution Payment Date:	July 15, 2008

Distribution Payment Dates:	January 15, April 15, July 15 and October 15

Conversion Premium:	15.00%

Last Sale Price of Common Shares (March 27, 2008):	$48.18

Initial Conversion Price:	Approximately $55.41

Initial Conversion Rate:	0.4512 common shares per $25.00 liquidation preference

Company Conversion Option:	On or after April 20, 2013, if common share price exceeds 150% of then applicable conversion price

Conversion Rate Adjustments:	Upon the occurrence of certain events, including quarterly cash distributions in excess of $0.84 per common share (subject to adjustment)

Adjustment to Conversion Rate Upon Certain Fundamental Changes:	If you convert in connection with a fundamental change (as defined in the prospectus supplement) that occurs on or prior to April 20, 2018, the Company will increase the conversion rate by a number of additional shares as outlined in the table below.

Special Rights Upon a Fundamental Change:	In the event of a fundamental change, when the actual applicable share price is less than $48.18 per common share, a holder will have a special right to convert some or all of its Series E Preferred Shares into a number of common shares per $25.00 liquidation preference equal to such liquidation preference plus accrued and unpaid distributions to, but not including the fundamental change conversion date divided by 98% of the Market Price (as defined in the prospectus supplement) of common shares. In the event that you exercise your right to convert, the Company has the right to repurchase for cash all or any part of the Series E Preferred Shares which are being converted.

The aggregate number of common shares issuable in connection with the exercise of this fundamental change conversion right may not exceed 2,223,804 shares (or if the underwriters’ over-allotment option is exercised, 2,557,375 shares) or such other number of common shares as shall then be authorized and available for issuance.

Maturity:	Perpetual

Underwriting Discount:	$0.75 per share

Trade Date:	March 27, 2008 (after market close)

Settlement Date:	April 2, 2008

CUSIP:	29380T600

Underwriters:	J.P. Morgan Securities, Inc. and Morgan Stanley & Co. Incorporated (Joint Book-Running Managers) RBC Capital Markets Corporation (Co-Manager)

Net Proceeds:	Approximately $72.53 million ($83.44 million if the over-allotment is exercised in full), after deducting the underwriting discount and commissions and our estimated offering expenses

Use of Proceeds:	The Company expects to use the net proceeds from this offering and the concurrent offering of common shares discussed below for general business purposes, which may include funding the acquisition, development or financing of properties or the repayment of debt. Pending this application, the Company expects to use the net proceeds to reduce indebtedness under its unsecured revolving credit facility and to invest any remaining net proceeds in interest-bearing securities which are consistent with the Company’s qualifications as a real estate investment trust.

Concurrent Offering of Common Shares:	Concurrently with this offering, the Company is offering 2,100,000 common shares (and up to additional 315,000 shares if the underwriters exercise in full their over-allotment option) in a separate public offering. Neither offering is conditioned on the other. The net proceeds from the common shares offering are expected to be approximately $96.65 million ($111.18 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and commissions and our estimated offering expenses.

Common stock symbol / Exchange:	EPR / NYSE

Adjustment to conversion rate upon the Occurrence of a Fundamental Change:	The following table sets forth the number of additional shares to be issuable per $25.00 liquidation preference based on the date on which such fundamental change becomes effective and the price paid per common share on the effective date:

Applicable Price
Effective Date	$48.18	$55.00	$65.00	$75.00	$85.00	$95.00	$105.00	$115.00	$125.00
April 2, 2008	0.0676	0.0598	0.0414	0.0303	0.0234	0.0186	0.0152	0.0126	0.0106
April 15, 2008	0.0676	0.0598	0.0414	0.0303	0.0234	0.0186	0.0152	0.0126	0.0106
April 15, 2009	0.0676	0.0563	0.0378	0.0269	0.0203	0.0159	0.0129	0.0107	0.0090
April 15, 2010	0.0676	0.0525	0.0333	0.0226	0.0164	0.0126	0.0101	0.0083	0.0070
April 15, 2011	0.0676	0.0484	0.0279	0.0172	0.0115	0.0084	0.0066	0.0054	0.0046
April 15, 2012	0.0676	0.0441	0.0206	0.0093	0.0047	0.0030	0.0023	0.0019	0.0017
April 15, 2013	0.0676	0.0447	0.0156	0.0001	0.0000	0.0000	0.0000	0.0000	0.0000
April 15, 2014	0.0676	0.0475	0.0180	0.0026	0.0000	0.0000	0.0000	0.0000	0.0000
April 15, 2015	0.0676	0.0516	0.0225	0.0041	0.0000	0.0000	0.0000	0.0000	0.0000
April 15, 2016	0.0676	0.0522	0.0251	0.0079	0.0000	0.0000	0.0000	0.0000	0.0000
April 15, 2017	0.0676	0.0518	0.0246	0.0078	0.0000	0.0000	0.0000	0.0000	0.0000
April 15, 2018	0.0676	0.0459	0.0175	0.0020	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable price and effective date may not be as set forth in the table above, in which case:
•	if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable;
•	if the actual applicable price is greater than $125.00 per share (subject to adjustment), we will not increase the Conversion Rate as described above; and
•	if the actual applicable price is less than $48.18 per share (subject to adjustment), we will not increase the Conversion Rate as described above.
However, we will not increase the Conversion Rate as described above to the extent the increase will cause the Conversion Rate to exceed 0.5188. We will adjust this maximum Conversion Rate in the same manner in which, and for the same events for which, we must adjust the Conversion Rate as described under ''Description of the Series E preferred shares “Conversion Rate Adjustments” in the Prospectus Supplement.

Capitalization:
     The following information supplements and adds to the information included in the section titled “Capitalization” in our Preliminary Prospectus Supplement dated March 26, 2008:
* * * *
CAPITALIZATION
     The following table describes our actual capitalization as of December 31, 2007, and our capitalization on an as adjusted basis to reflect (1) the issuance and sale of the 3,000,000 Series E preferred shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds from this offering as described in “Use of Proceeds” and (2) the issuance and sale of both the 3,000,000 Series E preferred shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over-allotment option) and the 2,100,000 common shares pursuant to a separate offering registered under the Securities Act (assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds from both offerings as described in “Use of Proceeds.” The proceeds we ultimately receive from this offering of Series E preferred shares and the concurrent offering of our common shares are dependent upon numerous factors and subject to general market conditions. We may not consummate the concurrent offering of our common shares or we may not consummate it for the amount or on the terms planned. The completion of this offering of Series E preferred shares is not subject to the completion of the concurrent offering of the common shares and the completion of the concurrent offering of the common shares is not subject to the completion of this offering of Series E preferred shares. Accordingly, the actual amounts shown in the “As Adjusted” columns may differ materially from those shown below.
     This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedules and notes thereto included in our annual report on Form 10-K for the year ended December 31, 2007, incorporated by reference in this prospectus supplement.

December 31, 2007
(Dollars in thousands)
		As	As
		Adjusted (1)	Adjusted (2)
	Actual	(Unaudited)	(Unaudited)
Debt:
Unsecured revolving credit facility (3)	$—	$—	$—
Other long-term debt	1,081,264	1,081,264	1,081,264

Total debt	1,081,264	1,081,264	1,081,264
Minority interest	18,141	18,141	18,141
Shareholders’ equity:
Common shares, $0.01 par value, 50,000,000 shares authorized; 28,878,285 shares issued, actual and 30,978,285 shares issued, as adjusted	289	289	310
Preferred shares, $0.01 par value, 25,000,000 shares authorized, actual and as adjusted; 3,200,000 Series B preferred shares issued, actual and as adjusted; 5,400,000 Series C preferred shares issued, actual and as adjusted; 4,600,000 Series D preferred shares issued, actual and as adjusted; and no Series E preferred shares issued, actual and 3,000,000 Series E preferred shares issued, as adjusted	132	162	162
Additional paid-in capital	1,023,598	1,096,093	1,192,725
Treasury shares, at cost, 793,676 shares	(22,889)	(22,889)	(22,889)
Loans to shareholders	(3,525)	(3,525)	(3,525)
Accumulated other comprehensive income	35,994	35,994	35,994
Distributions in excess of net income	(25,706)	(25,706)	(25,706)

Total shareholders’ equity	1,007,893	1,080,418	1,177,071

TOTAL CAPITALIZATION	$2,107,298	$2,179,823	$2,276,476

(1)	This column reflects the issuance and sale of the 3,000,000 Series E preferred shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds from this offering as described in “Use of Proceeds”.
(2)	This column reflects the issuance and sale of both the 3,000,000 Series E preferred shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over-allotment option) and the 2,100,000 common shares pursuant to a concurrent offering registered under the Securities Act (assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds from each offering as described in “Use of Proceeds.”

(3)	At March 25, 2008, we had $5.0 million of indebtedness outstanding under our unsecured revolving credit facility.
* * * *
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE (866) 430-0686.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.
Dated: March 27, 2008

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